

September 12, 2014

Via E-mail
Mr. Jason Williams
Chief Accounting and Financial Officer
Forcefield Energy, Inc.
245 Park Avenue, 39th Floor
New York, New York 10167

     **RE:**    **ForceField Energy, Inc.**
                **Form 10-K for the Year Ended December 31, 2013**
                **Filed April 15, 2014**
                **Form 10-Q for the Period Ended June 30, 2014**
                **Filed August 19, 2014**
                **Definitive Proxy Statement**
                **Filed April 30, 2014**
                **File No. 1-36133**

Dear Mr. Williams:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Government Incentives and Regulations, page 11

1.  Please ensure that in future filings you discuss specific regulations and their effect on your company. Refer to Item 101(h)(4)(ix) of Regulation S-K. Please ensure that you clearly explain the "government incentives" referred to in your disclosure, and their potential impact of your operations. In addition, we note that you also state on page 7 that there have been "enormous changes in the regulations affecting lighting," but do not

discuss any regulations or how they have been changed, nor which markets these regulations apply to.

Legal Proceedings, page 16

2. You state that a claim has been made again you by against TPE and "certain managing shareholders." Please tell us and in future filings disclose the identity of the managing shareholders and confirm, if true, that the reference to managing shareholder relates to the management of TPE prior to your ownership of 50.3% interest in TPE.

Liquidity and Capital Resources, page 23

3. In future filings, please disclose how long your current cash position can sustain your operations. Your current disclosure states your belief that you will be able to fund your activities for the next twelve months contingent upon your ability to raise funds, as well as the revenue potential of your operations, which by definition is not definite. Please provide us supplementally with what this revised disclosure would have looked like for fiscal year 2013.

4. Please ensure that future discussions of your liquidity and capital resources include a discussion of your debt, including the interest payments due on your convertible debentures. We note your statement in Note 16, page F-20 of your financial statements, that proceeds from private placements have been substantially the sole source of funding for your operations. Please also ensure that in future filings you disclose the unregistered sale of your convertible securities in accordance with the requirements of Item 701 of Regulation S-K.

Exhibits, page 32

5. Please ensure that in future filings you either file or incorporate by reference all of the required exhibits in your exhibit list. Please refer to Item 601 of Regulation S-K. In this regard, we note that the organizational documents required by Item 601(b)(3) of Regulation S-K, the documents regarding your convertible debentures required by Item 601(b)(4) of Regulation S-K, or your material contracts (such as the agreement with Lightsky) as required by Item 601(b)(10) of Regulation S-K, are missing from the exhibit index. Please also see comment two of our letter dated May 13, 2011.

6. Please file the agreements to provide non-recourse third party financing to your clients as exhibits with your next periodic report. We note your discussion regarding these agreements in the third paragraph on page 8 of the annual report. Otherwise, please explain why they are not required to be filed.

Form 10-Q for the Period Ended June 30, 2014

Note 2.  Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-8

7.  In regards to revenues related to rebates received from utility companies, please expand your disclosures in future filings to better explain the nature of these rebates and how you determined these amounts should be reflected in revenues.  Refer to ASC 605-10-S99-1.  For example, please clarify if these are reimbursements of amounts that you previously paid.  Please also disclose the amounts reflected in revenues for each period presented.  Please show us in your supplemental response what the revisions in future filings will look like.

Note 6.  Business Combinations, page F-12

8.  The pro forma financial statements provided in your Form 8-K filed on July 11, 2014 indicate that you recorded a significant reduction in the value of accounts receivable acquired from American Lighting.  Please help us better understand what led to this reduction.  Please also help us understand the impact to accounts receivable amounts recorded related to this acquisition as a result of the stock purchase agreement amendment entered in August 2014.

9.  We remind you that ASC 805-30-25-5 requires you to recognize the acquisition-date fair value of contingent consideration as part of the consideration transferred.  Please help us understand your basis for determining that the maximum amount of earn-out payments represents the acquisition-date fair value of contingent consideration.

10. In your acquisition of American Lighting, approximately 65% of the purchase price was allocated to goodwill and no intangible assets were recorded.  In your acquisition of Catalyst LED's LLC, you recorded the entire purchase price to goodwill.  It is not clear how your accounting for these acquisitions complies with ASC 805.  Specifically, we remind you that ASC 805-20-25-1 requires you to recognize, separately from goodwill , the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.  Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

Segment Results, page 7

11. Please provide us supplementally with, and in future filings disclose, a comparison of the results of operations for the different periods presented, including line items and percentage changes deemed useful to an understanding of your financial performance for

Mr. Jason Williams
Forcefield Energy, Inc.
September 12, 2014
Page 4

the period, as well as known changes, events, trends and uncertainties so an investor can ascertain the likelihood that past performance is indicative of future performance. For example, it is unclear why you believe that "in future periods sustainable gross margin percentages in [y]our LED segment will improve…" or that there will be higher levels of activity in September.

Definitive Proxy Statement Filed April 30, 2014

Letter to Shareholders

12. In future filings, please revise here as well as in the proxy card the language of the third proposal regarding the advisory vote on executive compensation so that it is consistent with Exchange Act Rule 14a-21. For further guidance, please refer to Exchange Act Compliance and Disclosure Interpretation 169.07, which provides examples of advisory vote descriptions.

Compensation of Directors, page 9

13. In future filings please present the director compensation in the tabular format prescribed in Item 402(r)(2) of Regulation S-K. Please supplementally provide us with revised 2013 director compensation disclosure.

Executive Compensation, page 13

14. You state on page 14 that the base salaries of your executive officers were increased by approximately $4,200 over the prior year's levels. This is not reflected in your summary compensation table. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding legal matters.  Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief